Filed Pursuant to Rule 433 Registration No. 333-140997

Pricing Term Sheet March 14, 2007

FREEPORT-MCMORAN COPPER & GOLD INC.

Pricing Term Sheet -- 2015 Floating Rate Notes

Issuer:	Freeport-McMoRan Copper & Gold Inc.
Security description:	Senior Floating Rate Notes
Distribution:	SEC Registered
Face Amount:	$1,000,000,000
Gross proceeds:	$1,000,000,000
Net proceeds to Issuer (before expenses):	$980,000,000
Coupon:
LIBOR plus 3.25%. “LIBOR” will be the rate (expressed as a percentage per annum) for deposits in U. S. dollars for a six-month period beginning on the first day of the interest period that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the second London banking day preceding the first day of the interest period.

Maturity:	April 1, 2015
Offering Price:	100% of face amount
Ratings:	B2/B+
Interest Payment Dates:	April 1 and October 1
First Interest Payment Date:	October 1, 2007
Equity Clawback:	Up to 35% at 100% plus the then-applicable rate of interest
Until:	April 1, 2009
Optional redemption:

Make-whole call @ T+50 bps prior to April 1, 2009 (assuming that the rate of interest for the period from the redemption date through April 1, 2009 will be equal to the rate of interest in effect on the date on which the applicable notice of redemption is given), then:

	On or after:	Price:
	April 1, 2009	102%
	April 1, 2010	101%
	April 1, 2011 and thereafter	100.000%

Change of control:	Putable at 101% of principal plus accrued interest
CUSIP:	35671DAT2
ISIN:	US35671DAT28
Minimum Denominations/Integral Multiples:	2,000 x 1,000
Trade date:	March 14, 2007
Settlement date:	T+3; March 19, 2007
Bookrunners:	JPMorgan
Merrill Lynch & Co.
Co-Managers:	HSBC
Scotia
UBS Investors Bank
ANZ Securities, Inc.
BNP Paribas Securities Corp.
Calyon Securities (USA) Inc.
Daiwa Securities SMBC Europe Limited
Greenwich Capital Markets, Inc.
HVB Capital Markets, Inc.
ING Financial Markets LLC
Mitsubishi UFJ Securities International plc
Mizuho Securities USA, Inc.
Natexis Bleichroeder Inc.
RBC Capital Markets Corporation
SG Americas Securities, LLC
Standard Chartered Bank
WestLB Securities Inc.

The issuer has filed a registration statement (including a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement if you request it by calling J.P. Morgan Securities, Inc. toll-free at 1-800-245-8812.